AMENDMENT NO. 2 TO BY-LAWS OF

              OPPENHEIMER QUEST GLOBAL VALUE FUND, INC.


1. The By-Laws of Oppenheimer Quest Global Value Fund, Inc., a Maryland corporation (the "Fund"), are hereby amended by replacing Section 4 of Article III thereof with the following:

           Section 4.Removal, Resignation and Retirement of Directors. At any stockholders= meeting, provided a quorum is present, any director may be removed (either with or without cause) by the vote of the holders of a majority of the shares entitled to elect such director as provided in the Articles of Incorporation, present or represented at the meeting, and at the same meeting a duly qualified person may be elected in his stead by a majority of the votes validly cast. Any director may resign or retire as a director by written instrument signed by him and delivered to the other directors or to any officer of the Corporation, and such resignation or retirement shall take effect upon such delivery or upon such later date as is specified in such instrument and shall be effective as to the Corporation. Notwithstanding the foregoing, any and all directors shall be subject to the provisions with respect to mandatory retirement set forth in the Retirement Plan for Non-Interested Trustees or Directors adopted by the Corporation, as the same may be amended from time to time.

2. The By-Laws of the Fund, as previously amended and as further amended by this Amendment No. 2, hereby remain in full force and effect.

      IN WITNESS WHEREOF, I hereby set my hand as of this __ day of July, 1998.



                                    ---------------------------
                                          Andrew J. Donohue
                                          Secretary